FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Additional investment in the Goro nickel cobalt project

in New Caledonia

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 16, 2007

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      x            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 16, 2007

MITSUI & CO., LTD.

By:	/s/ Kazuya Imai
Name:	Kazuya Imai
Title:	Executive Vice President Chief Financial Officer

November 16, 2007

For immediate release:

To Whom It May Concern

Sumitomo Metal Mining Co., Ltd.

Mitsui & Co., Ltd.

Re: Additional investment in the Goro nickel cobalt project in New Caledonia

Sumitomo Metal Mining Co., Ltd. (Sumitomo) and Mitsui & Co., Ltd. (Mitsui) have decided to make an additional investment in the Goro nickel cobalt project in New Caledonia (the Goro Project) together with CVRD Inco Limited, the project operator.

The revised budget for the Goro Project is US$3.212 billion, an increase from the US$1.9 billion which was budgeted when Sumitomo and Mitsui entered into their agreements to join the project in 2005. Having regard to the increased cost of the project, both Sumitomo and Mitsui will make additional investments in the project via Sumic Nickel Netherlands B.V., the company established by Sumitomo and Mitsui to invest in the project, in order to maintain their existing 21% interest. The total budget for Sumitomo will be approximately US$286 million and for Mitsui will be approximately US$260 million.

The Goro Project will have an expected capacity of approximately 60,000 tonnes of contained nickel and approximately 4,600 tonnes of contained cobalt per annum. It is scheduled to commence operation in late 2008. The shareholders of the Goro Project are CVRD Inco Limited (a wholly-owned subsidiary of Companhia Vale do Rio Doce) (74%), Sumic Nickel Netherlands B.V. (jointly owned by Sumitomo and Mitsui) (21%) and Société de Participation Minière du Sud Calédonien SAS (jointly owned by the provincial governments of New Caledonia) (5%).

For further information, please contact:
Mitsui & Co., Ltd.
Investor Relations Division	Tel: +81-3-3285-7910
Corporate Communications Division	Tel: +81-3-3285-7562

Notice:

This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.